

Bradford & Bingley

RECEIVED

2005 JAN 27 A 8:49

OFFICE OF INTERNATIONAL CORPORATE FINANCE





05005425

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Tel. 01274 806106

18 January 2005

SUPPL

Dear Sir

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

PROCESSED
JAN 28 2005
THOMSON
FINANCIAL

Phil Kershaw
Deputy Company Secretary

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bbg.co.uk

Bradford & Bingley plc

Notification of Major Interests in Shares

We have today been notified that Morley Fund Management Limited (a subsidiary of Aviva plc) no longer has a notifiable interest in the ordinary shares of Bradford & Bingley plc.

13 January 2005
END

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Bradford & Bingley plc

2. Name of shareholder having a major interest

Lloyds TSB Group Plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of the shareholder named in 2. above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Lloyds TSB Private Banking	265,942
Scottish Widows Investment Partnership	18,903,491

5. Number of shares / amount of stock acquired

19,169,433 - as a result of group aggregation of holdings, not new purchases

6. Percentage of issued class

3.023%

7. Number of shares / amount of stock disposed

N/a

8. Percentage of issued class

N/a

9. Class of security

Ordinary 25 pence shares

10. Date of transaction

Not known

11. Date company informed

11 January 2005

12. Total holding following this notification

19,169,433

13. Total percentage holding of issued class following this notification

3.023%

14. Any additional information

15. Name of contact and telephone number for queries

Phil Kershaw 01274 806106

16. Name and signature of authorised company official responsible for making this notification

Phil Kershaw

Date of notification

11 January 2005